UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on March 14, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: March 15, 2011	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: March 14, 2011
URL: http://www.komatsu.com/
Effects of the 2011 Earthquake off the Pacific Coast of Tohoku
We hereby extend our sincere condolences to people and their relatives suffering from the earthquake and Tsunami which occurred on March 11, 2011.
1. Employees (including temporary employees) and their families
There are a few employees of the Komatsu Group whose safety we are working to confirm. As our top priority task, we are looking into their safety together with that of their families.
2. Physical damages
Some branches of Komatsu Group companies have been extensively damaged by Tsunami. Among our facilities in the concerned regions, some facilities of the Ibaraki and Oyama plants have mainly been damaged. No substantial damages have been incurred by either the Kooriyama Plant or Komatsu Utility Co., Ltd.
3. Impact on our production
We are continuing inspection and repairs of facilities of our plants (Ibaraki, Oyama and Kooriyama plants and Komatsu Utility Co., Ltd.) in the concerned regions. At the least affected plants, we can resume production at some facilities tomorrow. With respect to resuming overall production, it remains indefinite as of this date. Concerning affected suppliers, we are inspecting their facilities and supporting their recovery to normal production.
In addition, as the Port of Hitachinaka has been seriously damaged, we are concerned about the effects even after resuming our production.
4. Effects on our business results
While we are not certain about the estimated amount of damage as of this date, we will promptly disclose it when we have estimated all serious effects.
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